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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of  November, 2002

Commission File Number __________________________________________

Cryopak Industries Inc. (Translation of registrant's name into English)
1053 Derwent Way, Delta, B.C., Canada, V3M 5R4 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

CRYOPAK INDUSTRIES INC.

INTERIM CONSOLIDATED BALANCE SHEETS

AS AT SEPTEMBER 30, 2002 AND MARCH 31, 2002

	September 30, 2002 (Unaudited)	March 31, 2002 (Audited)

ASSETS

Current
Cash and cash equivalents	$ 50,338	$ 42,615
Term deposit – restricted	4,157,343	132,000
Accounts receivable	3,027,063	1,949,428
Advances to related company	117,237	150,567
Inventory	1,491,993	838,052
Prepaid expenses	478,838	314,667
	9,322,812	3,427,329
Property, plant and equipment	1,159,838	1,082,809
Goodwill	2,394,450	2,394,450
Other assets (note 5)	298,348	472,463
	$ 13,175,448	$ 7,377,051

LIABILITIES

Current
Bank indebtedness	$ 641,655	$ 417,797
Accounts payable and accrued liabilities	1,836,928	1,862,375
Current portion of notes payable to related parties	42,667	503,129
Current portion of obligations under capital lease	180,469	180,469
	2,701,719	2,963,770
Convertible loan	3,537,975	3,467,213
Obligations under capital lease	478,163	567,722
	6,717,857	6,998,705

SHAREHOLDERS’ EQUITY

Share capital	6,004,424	846,650
Convertible loan	373,735	373,735
Warrants (note 8)	225,610	-
Share purchase loan	(394,000)	(394,000)
Retained earnings (Deficit)	247,822	(448,039)
	6,457,591	378,346
	$ 13,175,448	$ 7,377,051

Subsequent event (note 12)

APPROVED ON BEHALF OF THE BOARD:

“John McEwen”	“John Morgan”
__________________________ Director	__________________________ Director

CRYOPAK INDUSTRIES INC.

INTERIM CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2002 AND 2001

(Unaudited - Prepared by Management)

	3 Months Ended Sept 30		6 Months Ended Sept 30
	2002	2001 (Restated)	2002	2001 (Restated)

Sales	$3,288,595	$2,272,303	$6,446,075	$4,351,030

Cost of sales	1,586,992	1,187,197	3,080,578	2,226,407

Gross profit	1,701,603	1,085,106	3,365,497	2,124,623

Expenses
Sales and marketing	507,815	250,090	1,158,192	653,928
Administration	602,159	437,290	993,467	748,577
Amortization	83,866	113,206	152,059	187,224
Interest on bank operating line	18,948	13,644	24,339	29,947
	1,212,788	814,230	2,328,057	1,619,676

Earnings from operations	488,815	270,876	1,037,440	504,947

Other income (expenses)
Investment income	20,024	17,165	35,151	17,165
Interest on long term debt and financing costs	(177,004)	(172,382)	(376,730)	(328,526)

Earnings for the period	331,835	115,659	695,861	193,586

Deficit, beginning of period	(84,013)	(11,575,666)	(448,039)	(11,653,593)

Allocation of deficit to reduce share capital (note 2)	-	11,479,313	-	11,479,313

Retained earnings, end of period	$247,822	$19,306	$247,822	$19,306

Earnings per share (note 7):
Basic	$0.01	$0.01	$0.02	$0.01
Diluted	$0.01	$0.01	$0.02	$0.01

CRYOPAK INDUSTRIES INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2002 AND 2001

(Unaudited - Prepared by Management)

	3 Months Ended Sept 30		6 Months Ended Sept 30
	2002	2001 (Restated)	2002	2001 (Restated)

Cash provided by (used) in:

Operations:
Earnings for the period	$331,835	$115,659	$695,861	$193,586
Items not involving cash:
Amortization	114,690	142,258	205,389	252,091
Accretion of convertible loan	35,560	34,151	70,762	67,959
Changes in non-cash operating capital:
Accounts receivable	86,767	(1,116,292)	(1,077,635)	(988,738)
Advances to related company	12,339	972	33,330	12,404
Prepaid expenses	(74,559)	(40,444)	(164,171)	(66,029)
Inventory	(402,874)	57,230	(653,941)	(60,297)
Accounts payable and accrued liabilities	322,421	523,342	(25,447)	617,236
	426,179	(283,124)	(915,852)	28,212

Financing:
Change in bank indebtedness	(270,994)	222,130	223,858	120,327
Issuance of shares for cash	6,500	-	25,500	-
Repayment of notes payable	(32,000)	6,713	(460,462)	(64,001)
Issuance of shares on private placement	-	-	6,000,000	-
Share issue costs	(7,920)	-	(545,260)	-
Repayment of capital lease obligations	29,300	(48,026)	(89,559)	(48,026)
	(275,114)	180,817	5,154,077	8,300

Investments:
Acquisition of property, plant and equipment	(185,080)	(19,133)	(205,159)	(57,206)
Short-term investments	(19,363)	(2,310)	(4,025,343)	(2,310)
	(204,443)	(21,443)	(4,230,502)	(59,516)

Increase (decrease) in cash and cash equivalents	(53,378)	(123,750)	7,723	(23,004)
Cash and cash equivalents, beginning of period	103,716	123,750	42,615	23,004
Cash and cash equivalents, end of period	$50,338	$-	$50,338	$-

Supplementary cash flow information (note 10)

CRYOPAK INDUSTRIES INC.

INTERIM CONSOLIDATED SCHEDULE OF COST OF SALES

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2002 AND 2001

(Unaudited - Prepared by Management)

	3 Months Ended Sept 30		6 Months Ended Sept 30
	2002	2001 (Restated)	2002	2001 (Restated)

Freight and brokerage fees	$300,847	$172,527	$512,915	$319,856
Purchases	727,524	719,103	1,503,548	1,248,346
Rent and utilities	58,453	45,854	118,706	108,528
Repair and maintenance	62,807	21,941	94,315	83,307
Testing charges	46,244	12,589	60,683	39,191
Warranty costs	19,558	68	35,991	3,382
Wages	371,559	215,115	754,420	423,797

Total cost of sales	$1,586,992	$1,187,197	$3,080,578	$2,226,407

CRYOPAK INDUSTRIES INC.

INTERIM CONSOLIDATED SCHEDULE OF OPERATING EXPENSES

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2002 AND 2001

(Unaudited - Prepared by Management)

	3 Months Ended Sept 30		6 Months Ended Sept 30
	2002	2001 (Restated)	2002	2001 (Restated)

SALES AND MARKETING EXPENSES

Bad debt	$40,000	$-	$40,000	$-
Marketing	85,426	70,273	335,465	194,519
Royalties	31,378	26,364	66,781	47,318
Salaries and benefits	202,823	119,642	450,223	275,680
Travel and entertainment	131,460	51,817	234,491	115,757
Vehicle	16,728	(18,006)	31,232	20,654

Total sales and marketing expenses	$507,815	$250,090	$1,158,192	$653,928

ADMINISTRATIVE EXPENSES

Corporate printing and public relations	$75,596	$57,230	$137,107	$118,277
Management and consulting fees	223,598	128,054	332,959	217,998
Office supplies and stationary	90,744	74,972	168,130	125,435
Professional fees	123,210	114,759	192,591	163,274
Rent	23,084	16,415	43,692	32,830
Salaries and benefits	36,483	22,730	65,100	44,580
Telephone	17,196	16,587	35,646	34,851
Filing, listing and transfer agent fees	12,248	6,543	18,242	11,332

Total administrative expenses	602,159	437,290	993,467	748,577

Total operating expenses	$1,109,974	$687,380	$2,151,659	$1,402,505

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

For the three and six months ended September 30, 2002 and 2001

1.

Consolidated financial statement presentation:

These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company.  The disclosures in these interim consolidated financial statements do not meet all disclosure requirements of generally accepted accounting principles for annual financial statements.

2.

Restatement:

Subsequent to the issuance and recording of the convertible loan in fiscal 2001, the Company determined that the equity component of the convertible loan had been calculated improperly and that the required accretion of the debt component through a charge to interest expense was not recorded.  In addition, because the restated equity value is lower, the amount of deferred financing costs allocated to the equity component needed to be adjusted proportionately.  The consolidated financial statements for the three and six months ended September 30, 2001 have been restated to record these adjustments.  This restatement was also recognized in the Company’s annual consolidated financial statements for the year ended March 31, 2002.  In addition, on September 18, 2001, shareholders approved the allocation of $11,479,313 of the deficit to reduce the stated value of share capital.  The deficit and share capital at September 30, 2001 have been restated to reflect this allocation.  The impact of these restatements on the September 30, 2001 financial statements is as follows:

As previously

reported

Adjustment

Restated

As at September 30, 2001:

Convertible loan-liability

$

2,628,530

$

769,335

$

3,397,865

Convertible loan-equity

908,073

(534,338)

373,735

Other assets

423,958

33,317

457,275

Retained earnings (deficit)

(11,258,327)

(11,277,633)

19,306

Share capital

11,851,664

(11,479,313)

372,351

Three months ended September 30, 2001:

Interest on long-term debt and other
financing costs

289,427

39,099

328,526

Earnings for the period

232,685

(39,099)

193,586

Earnings per share

0.01

0.00

0.01

Six months ended September 30, 2001:

Interest on long-term debt and other
financing costs

250,671

77,855

328,526

Earnings for the period

271,441

(77,855)

193,586

Earnings per share

0.01

0.00

0.01

Accretion of the effective debt discount of $70,762 has been recorded for the six months ended September 30, 2002.

3.

Significant accounting policies:

These interim consolidated financial statements follow the same accounting policies and methods of their application as the annual consolidated financial statements of the Company, except as described below and in note 4.

(a)

Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.  The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of the reporting unit’s goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of a reporting units goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the earnings statement before extraordinary items and discontinued operations.  The Company currently has one reporting unit.

(b)

Intangible assets:

Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.  The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss is recognized in income for the excess, if any.

 (c)

Stock-based compensation:

The Company accounts for all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after April 1, 2002, using the fair value based method.  The Company uses the settlement method to account for all other stock-based employee compensation awards.  Consideration paid by employees on the exercise of stock options is recorded as share capital.  The Company discloses the pro forma effect of accounting for these awards under the fair value based method (see note 6).

4.

Changes in accounting policies:

(a)

Business combinations, goodwill and other intangible assets:

In August 2001, the Accounting Standards Board of the CICA issued Handbook Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangible Assets.  Under Section 1581, intangible assets acquired in a business combination should be identified and recognized apart from goodwill when they arise from either contractual or other legal rights or they can be separated from the acquired enterprise and sold, transferred, licensed, rented or exchanged, either individually or with a group of related assets or liabilities.  Under Section 3062, goodwill and intangible assets having indefinite lives are not amortized and are tested for impairment at least annually.  Intangible assets with definite lives are amortized over their estimated useful lives.

The Company has adopted Sections 1581 and 3062 effective April 1, 2002.  As of the date of adoption, the Company had unamortized goodwill in the amount of $2,394,450, which is no longer being amortized.  On adoption, no amounts were required to be reclassified between goodwill and intangible assets.  This change in accounting policy resulted in a reduction in amortization expense related to goodwill of $68,004 for the six months ended September 30, 2002.  In accordance with the requirements of Section 3062, this change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change.  The earnings before amortization of goodwill for all periods presented is as follows:

	3 months ended September 30		6 months ended September 30
	2002	2001 (Restated)	2002	2001 (Restated)

Earnings for the period	$ 331,835	$ 115,659	$ 695,861	$ 193,586
Amortization of goodwill	-	34,002	-	68,004

Earnings before amortization of goodwill	$ 331,835	$ 149,661	$ 695,861	$ 261,590

The impact of goodwill amortization on earnings per share is described in note 7.

Goodwill and intangible assets with an indefinite useful life were reviewed for impairment.  No impairment charge was required.

(b)

Stock based compensation plans:

In December 2001, the Accounting Standards Board of the CICA issued Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  Under Section 3870, which is effective for stock-based compensation issued on or after April 1, 2002, and is not required to be applied retroactively, the Company is not required to record compensation expense for stock-based compensation awards granted to employees, except for employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments.  The Company has granted no such awards and consequently the adoption of the new standard has had no impact on the figures presented.

5.

Other assets:

Other assets as at September 30, 2002 are as follows:

Amortized intangible assets:	Gross carrying Amount	Accumulated amortization	Total
Licences and trademarks	$419,434	$300,002	$119,432
Patents	250,000	144,504	105,496
Deferred finance costs	419,079	345,659	73,420
	$1,088,513	$790,165	$298,348

There have been no additions of intangible assets for the six months ended September 30, 2002.  The aggregate amortization expense for the six months ended September 30, 2002 was $77,258.

6.

Stock-based compensation:

The Company applies settlement accounting to account for stock-based employee compensation awards, and accordingly no compensation expense has been recognized for the Company’s fixed stock option plan.  Had compensation expense for the Company's stock based compensation issued on or after April 1, 2002 been determined based on the fair value at the applicable grant dates, the Company’s earnings would have been reduced to the pro forma amounts indicated below.  The reduction in earnings would not change disclosed earnings per common share amounts.

	3 months ended September 30, 2002	6 months ended September 30, 2002

Earnings:
As reported	$ 331,835	$ 695,861
Pro forma	324,515	675,027

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions for the six months ended September 30, 2002: risk-free interest rate of 3.75%; dividend yield of 0%; expected lives of 4.5 years; and volatility of 105%.

7.

Earnings per common share:

The following tables set out the basic and diluted number of shares outstanding:

For the three months ended September 30, 2002:

2002

2001

Weighted

Weighted

average

average

number of

number of

 common

 common

shares

Per share

shares

Per share

Income

outstanding

amount

Income

outstanding

amount

(Restated

- note 2)

Earnings before amortization of goodwill per common share:

Basic

$

331,835

28,909,618

$

0.01

$

149,661

20,962,444

$

0.01

Stock options

-

902,657

-

-

9,566

-

Diluted

$

331,835

29,812,275

$

0.01

$

149,661

20,972,010

$

0.01

Earnings per common share:

Basic

$

331,835

28,909,618

$

0.01

$

115,659

20,962,444

$

0.01

Stock options

-

902,657

-

-

9,566

-

Diluted

$

331,835

29,812,275

$

0.01

$

115,659

20,972,010

$

0.01

For the six months ended September 30, 2002:

2002

2001

Weighted

Weighted

average

average

number of

number of

 common

 common

shares

Per share

shares

Per share

Income

outstanding

amount

Income

outstanding

amount

(Restated

- note 2)

Earnings before amortization of goodwill per common share:

Basic

$

695,861

27,828,537

$

0.02

$

261,590

20,962,444

$

0.01

Stock options

-

899,300

-

-

9,274

-

Diluted

$

695,861

28,727,837

$

0.02

$

261,590

20,971,718

$

0.01

Earnings per common share:

Basic

$

695,861

27,828,537

$

0.02

$

193,586

20,962,444

$

0.01

Stock options

-

899,300

-

-

9,274

-

Diluted

$

695,861

28,727,837

$

0.02

$

193,586

20,971,718

$

0.01

8.

Private placement:

In April 2002, the Company completed a private placement in the aggregate amount of $6,000,000 through the sale of 7,500,000 units.  Each unit consists of one common share and one-half of one share purchase warrant.  One whole warrant entitles the holder to acquire one common share at a price of $1.25 per share at any time for a period of two years.  Finder’s fees totaling $525,000 and an additional 375,000 warrants were paid in connection with this private placement.  The fair value of the finder’s fee warrants was estimated to be $0.60 per warrant, using the Black-Scholes option pricing model, and has been recognized as a share issue cost.

9.

Significant customer:

During the six months ended September 30, 2002, the Company sold approximately $1,289,000 of merchandise to a significant customer.

10.

Supplementary cash flow information:

	3 months ended September 30		6 months ended September 30
	2002	2001	2002	2001

Interest paid	$34,705	$17,423	$852,724	$32,992
Interest received	661	2,464	9,804	4,068
Non-cash financing and investing activities:
Deferred finance costs amortized to share capital	-	-	96,856	-
375,000 warrants issued as finders fee	-	-	225,610	-

11.

Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current period.

12.  Subsequent event:

Subsequent to September 30, 2002, the Company entered into an agreement to acquire the shares of 2796112 Canada Inc. and its wholly owned subsidiaries Ice-Pak Ltd./Ltee and Ice-Pak Inc. (“Ice-Pak”).  Ice-Pak is in the business of the manufacture and sale of gel refrigerant products.  The Company acquired 100% equity ownership of Ice-Pak for a cost of $6,130,000.  Contingent consideration of up to $500,000 is payable based on Ice-Pak achieving certain revenue targets over the period to 2003.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.  The Company is currently reviewing the valuation of the assets acquired and the purchase price allocation is subject to refinement.

Current assets	$1,899,000
Equipment	825,000
Goodwill and other intangibles	5,301,000
Total assets acquired	8,025,000

Current liabilities	1,895,000
Purchase price	$6,130,000

CRYOPAK INDUSTRIES INC.

Supplementary Information

For the three and six months ended September 30, 2002

1.

Analysis of Expenses and Deferred Costs

Management and consulting fees are as follows:

Amounts paid to companies owned by directors	$ 139,886
Consulting fees to arm’s length parties	193,074
Total	$ 332,959

2.

Related Party Transactions

Related party transactions not otherwise disclosed in these consolidated financial statements are as follows:

Management fees include:

a)

$48,000 paid to a company owned by a former director of the Company, and

b)

$91,886 was paid to a company owned by the President.

Royalties in the amount of $33,283 were paid to two directors of the Company.

3.

Summary of Securities Issued and Options Granted

Securities Issued:

Date of Issue	Type of Security	Number of Shares	Price	Total Proceeds & Consideration	Commission Paid

Exercise of Options
Sep 20/02	Common shares	10,000	$0.65	$6,500 Cash	Nil

Options Granted:

Optionee	# of Shares	Exercise Price	Expiry Date	Date of Grant

Consultant	50,000	$0.75	Aug 1/07	Aug 1/02
Employees	130,000	$0.80	Aug 29/07	Aug 29/02

4.

Summary of Securities

Authorized Share Capital and Number of Shares Issued and Outstanding:

100,000,000	Common shares without par value
100,000,000	Class A preferred shares without par value, of which 1,500 are designated Class A convertible voting preferred shares, Series 1
28,917,444	Shares issued and outstanding

List of Options, Warrants and Convertible Securities:

Type of Security	# of Shares	Conversion/ Exercise Price	Expiry Date

Options	750,000	$ 0.76	March 19, 2004
	732,000	0.57	February 1, 2005
	100,000	0.65	July 13, 2005
	367,000	0.52	September 8, 2005
	510,000	0.63	September 15, 2005
	530,000	0.80	February 15, 2006
	50,000	0.68	March 27, 2006
	10,000	0.75	June 1, 2006
	445,000	0.50	June 27, 2006
	20,000	0.55	July 16, 2006
	50,000	0.68	September 18, 2006
	50,000	0.35	October 1, 2006
	50,000	0.68	October 31, 2006
	125,000	1.00	March 1, 2007
	150,000	1.00	May 21, 2007
	50,000	0.75	August 1, 2007
	130,000	0.80	August 29, 2007
Warrants	3,750,000	$ 1.25	April 26, 2003
	606,250	3.00	June 7, 2003
Convertible loan	1,212,500	$ 3.00	June 7, 2003
Earn-out	3,000,000	N/A	N/A

Shares in Escrow:

850,000 common shares

5.

List of Directors and Officers

Directors	Officers

Harry Bygdnes	John Morgan
John Morgan	Douglas Reid
John McEwen	Harley Sinclair
Ross Morrison	John McEwen
Robert Fisher	Charn Rai
Robert Fetherstonhaugh	Raj Gill
Donald Lyons	Vincent Migliore

CRYOPAK INDUSTRIES INC.

Management Discussion and Analysis

For the three and six months ended September 30, 2002

This Management Discussion and Analysis of financial condition and results of operations for the quarter ended September 30, 2002 should be read in conjunction with the Company’s fiscal 2002 audited consolidated financial statements and accompanying notes.  All dollar amounts are in Canadian dollars.

OVERVIEW

Business of the Company

The Company develops, manufactures and markets quality temperature-controlling products such as the premium patented Cryopak Flexible IceÔ Blanket, flexible hot and cold compresses, gel packs and instant hot and cold packs. Cryopak products are used during transport to ensure critical temperature maintenance for pharmaceuticals, airline food and beverages, seafood and other perishable items.  The Company’s products are also used for first aid, medical and physiotherapy treatments, and, through retail distribution, for daily all-purpose chilling applications.  With almost 10 years of experience in research and development, Cryopak also offers testing and consulting services to help companies optimize their cold-chain management programs.

Major Events Impacting the Business for the Quarter Ended September 30, 2002

The following is a summary of major events arising during the quarter:

•

Revenue growth of 45% over the prior year’s quarter,

•

Final negotiations in the acquisition of 2796112 Canada Inc. and its wholly owned subsidiaries Ice-Pak Ltd./Ltee and Ice-Pak Inc.,

•

Addition of Linda Walker to our Technical Advisory Board,

•

Appointment of Donald Lyons, Robert Fisher, and Robert Fetherstonhaugh to the Board of Directors.

RESULTS OF OPERATIONS

Financial Highlights - For the Quarter Ended September 30

	3 months ended September 30		6 months ended September 30
	2002	2001	2002	2001

Sales	$3,288,595	$2,272,303	$6,446,075	$4,351,030

Gross profit	1,701,603	1,085,106	3,365,497	2,124,623

Income before amortization, interest & other items	591,629	397,726	1,213,838	722,118

Amortization and interest on bank operating line	102,814	126,850	176,398	217,171

Income from operations	488,815	270,876	1,037,440	504,947
		,
Interest on long term debt net of interest income	156,980	150,269	341,579	311,361

Net income for the period	$331,835	$120,607	$695,861	$193,586

Earnings per share	$.011	$.006	$0.025	$0.009
Weighted average common shares outstanding	28,909,618	20,962,444	27,828,537	20,962,444

Operating Results for the Quarter Ended September 30, 2002 Compared to September 30, 2001

Revenues - The Company’s quarterly sales increased to $3,288,595 from $2,272,303, an increase of 45%, year over year.  The year-to-date sales increased to $6,446,075 from $4,351,030, an increase of 48%, year over year.  The increase in sales reflects the Company’s successful efforts to market its retail products and includes the announced sales to Costco.  The sales for the quarter is a record for the Company.

Cost of Sales - Cost of sales for the six months increased to $3,080,578 or 48% of sales from $2,226,407 or 51% of sales in 2001.  The increase in cost of sales is derived from an increase in sales.  The decrease in percentage is due to an increase in manufacturing efficiency and an increase in sales of the flexible ice° blanket.

Gross Profit - Gross profit for the six months increased to $3,365,497 from $2,124,623 in 2001 and for the quarter to $1,701,603 from $1,085,106.  The gross profit percentage increased to 52% from 49% in 2001.  This change is attributable to an increase in the sales of the Company’s flexible ice blanket to the retail markets.  Additionally, the fixed overhead represents a lower percentage of sales.

Sales, Marketing, and Administration Expenses - The sales, marketing, and administration expenses for the quarter increased to $1,109,974 from $687,380 and for the six months increased to $2,151,659 from $1,402,505, an increase of $749,153 or 53%, year over year.  The increase is attributable to increased investment in marketing expenditures and increased sales efforts.  The Company has also hired 2 senior sales and marketing managers.

Depreciation and Amortization - Amortization for the quarter decreased from $113,206 to $83,866 and for the six months decreased from $187,224 in 2001 to $152,059 in 2002.  The decrease resulted from goodwill not being amortized.

Interest On Bank Operating Line - The Company has arranged various operating lines of credit of which $892,000 was available at September 30, 2002.  In the prior year, the Company operated with a line of credit of $382,000.

Income from Operations – There was earnings from operations of $1,037,440 in the quarter compared to $504,947 in the previous year’s quarter, a positive change of $532,493.

Other Items - Other items include interest on long term debt net of interest income.  Interest expense includes interest on the convertible debenture, interest on capital leases and financing costs related to the long term debt.

Investor Relations

The Company’s investor relations activities are generally handled internally.  The Company has retained the services of J. Pollack & Company of Boynton Beach, Florida for an initial term which expired on April 30, 2002.  That contract has been extended to October 31, 2002.  Monthly consideration remains at $5,000USD.  The company provides public relation and informational services primarily to investors based in the United States.

FINANCIAL CONDITION AND LIQUIDITY

At September 30, 2002, the Company had working capital of $6,503,856 as compared to $824,145 for the quarter ended September 30, 2001.  The increase in working capital was derived primarily from the $6 million private placement which closed in April 2002.  A portion of the proceeds will be used to accelerate the growth of the Company’s sales and earnings through the acquisition of the Ice-Pak group of companies in October 2002.

Accounts receivable are $3,027,063 compared to $2,481,394 in 2001.  Inventory totals $1,491,993, up from $683,514.  Management monitors these balances closely to optimize its investment.  The increased investment in receivables is attributable to the increased sales volumes.  The increased investment in inventory is attributable to increased sales volumes.  The Company carries a supply of all required raw materials and packaging supplies in order to ensure efficient production and shipping of customer purchase orders.

The Company monitors its costs and acquisitions of capital equipment on an ongoing basis to ensure that such costs are reasonable and necessary.  During the quarter, the Company acquired capital assets in the amount of $205,159 comprised of computer equipment and software in the amount of $15,473, leasehold improvements in the manufacturing area of the plant totaling $135,103 and new manufacturing equipment in the amount of $54,583.

SUMMARY OF DEBT

Long term debt comprised of the convertible loan, notes payable to related parties and capital lease obligations totaled $4,613,009 and is summarized as follows:

	Total	Convertible Loan	Notes to Related Parties	Capital Lease Obligations

Long term	$4,016,138	$3,537,975	$-	$478,163
Current portion	223,136	-	42,667	180,469
Totals	4,239,274	3,537,975	42,667	658,632
Equity portion of convertible loan	373,735	373,735	-	-
	$4,613,009	$3,911,710	$42,667	$658,632

The convertible loan matures on June 7, 2003 and bears interest at 10% per annum.  The proceeds from this debt were used primarily to finance the acquisition of the Northland companies.

Of the notes payable to related parties, the balance is interest free and repayable at $10,667 per month.

The capital lease maturities range from September 1, 2002 to March 29, 2006 and bear interest at rates from 10.25% to 18%.

See the section “Financial Condition and Liquidity” for a summary of the Company’s operating lines of credit.

OUTLOOK

The Company’s goal is to achieve growth, internally through an aggressive sales and marketing strategy designed to increase sales to its existing customer base and by strategic acquisitions designed to enhance the Company’s core business of supplying temperature controlling packing solutions.  In October 2002, the Company completed the purchase of the Ice-Pak group of companies.

All growth is projected to be accretive to earnings.  Management’s main goal is to be profitable throughout its 2003 fiscal year.

RISKS AND UNCERTAINTIES

Market Risk

The Company derived 67% of its consolidated revenues outside of Canada in fiscal 2002.  However, substantially all costs are incurred in Canadian currency.  The exposure to foreign exchange risk is monitored on an ongoing basis.  The Company monitors, and when appropriate, will utilize financial instruments to manage its exposure to these risks.

Fluctuations in Financial Results

The Company could experience quarterly variations in revenue and net income due to numerous factors, many of which are outside of its control.  These factors could include the timing of new contracts, timing of increased expenses incurred in support of advertising and marketing, seasonality of various products and services.

Client Concentration

The Company continues to derive a significant amount of its revenue from a small number of customers.  In fiscal 2002, approximately 36% of revenues were received from three customers.  Management continues to focus on the development of new business opportunities that will result in the further broadening of revenue sources.  The Company sold approximately $1,289,000 of product to one customer in the six months ended September 30, 2002.

Forward-Looking Statement

Certain information and statements contained in this report are forward-looking, based on management’s estimates and assumptions.  Though management believes that the expectations reflected in these forward-looking statements are reasonable, there can be no assurance that these expectations will prove to be correct.  As such, these forward-looking statements are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from anticipated events.  Information and statements identified as forward-looking include, and are not limited to, statements regarding financial results, future events, and trends.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cryopak Industries Inc.
By: __“Doug Reid”__ Doug Reid, CFO

Date:

December 2, 2002